UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

PositiveID Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
73740J 100
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		12,517,013

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,480,111

WITH	10	SHARED DISPOSITIVE POWER

		2,655,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,517,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,655,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,655,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	73740J 100

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,142,704

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,142,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100
This Amendment No. 6 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”)of PositiveID Corporation, formerly known as VeriChip Corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009 and October 26, 2009 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.
Item 2. Identity and Background
Item 2 is hereby restated in its entirety to read as follows:
The name of the first reporting person is Scott R. Silverman, who is a United States citizen. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, which is also the principal business address of the Issuer, and his present principal occupation is chairman and chief executive officer of the Issuer. The Issuer has historically developed, marketed and sold radio frequency identification systems used for the identification of people in the healthcare market.
The name of the second reporting person is R & R Consulting Partners, LLC, a Florida limited liability company (“R&R”). The business address for R&R is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and it is an investing and consulting business. R&R is organized under the laws of the State of Florida. The only person controlling R&R is Mr. Silverman, whose identity and background information is included above.
The name of the third reporting person is William J. Caragol, who is a United States citizen. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, which is also the principal business address of the Issuer, and his present principal occupation is president, chief financial officer and director of the Issuer. The Issuer has historically developed, marketed and sold radio frequency identification systems used for the identification of people in the healthcare market.
Neither Mr. Silverman, R&R nor Mr. Caragol has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Scott R. Silverman and R&R
The following information restates the information previously provided in Item 3.
On November 12, 2008, R&R acquired 5,355,556 Shares from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in the Issuer. R&R paid, in consideration for the Shares acquired, $750,000 from working capital. Mr. Silverman is the managing member of R&R. Prior to November 12, 2008, Mr. Silverman had acquired 866,111 Shares while serving as an officer and director of the Issuer.
On February 20, 2009, as compensation for services that Mr. Silverman has rendered and will render to the Issuer as executive chairman from December 1, 2008 through December 31, 2009, Mr. Silverman was issued 601,852 restricted Shares, which will vest on January 1, 2010.
On September 29, 2009, pursuant to a stock loan agreement with Optimus Capital Partners, LLC (“Optimus”), Optimus borrowed 1,300,000 Shares from R&R in order to facilitate the transactions contemplated by the Preferred Stock Purchase Agreement, dated September 29, 2009, between the Issuer and Optimus (the “Purchase Agreement”). Pursuant to the Purchase Agreement, from time to time, R&R will loan Shares equal to 135% of the aggregate purchase price for each tranche pursuant to stock loan agreements between R&R and Optimus. R&R was paid $100,000 plus 2% interest for entering into the stock loan arrangement. The aggregate amount of Shares loaned under any and all stock loan agreements, together with all other Shares sold by or on behalf of the Issuer pursuant to General Instruction I.B.6. to Form S-3, can not exceed one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Issuer in any 12 month period. R&R may demand return of some or all of the borrowed Shares (or an equal number of freely tradable shares of common stock of the Issuer) at any time on or after the six-month anniversary date such borrowed Shares were loaned to Optimus, but no such demand may be made if there are any shares of Series A Preferred Stock then outstanding. If a permitted return demand is made, Optimus shall return the borrowed Shares within three trading days after such demand (or an equal number of freely tradable shares of common stock of the Issuer). Optimus may return the borrowed Shares to R&R, in whole or in part, at any time or from time to time, without penalty or premium.

CUSIP No.	73740J 100
On October 8, 2009, pursuant to a stock loan agreement with Optimus, Optimus borrowed an additional 800,000 Shares from R&R in exchange for a cash payment of $1,000 plus 2% per annum.
On October 20, 2009, pursuant to a stock purchase agreement between Mr. Silverman and Optimus, Mr. Silverman sold 750,000 Shares to Optimus in exchange for approximately $1.4 million. The stock purchase agreement contains customary representations and warranties of Mr. Silverman and Optimus.
On October 21, 2009, pursuant to a stock loan agreement with Optimus, Optimus borrowed an additional 600,000 Shares from R&R in exchange for a cash payment of $1,000 plus 2% per annum. A copy of the stock loan agreement, dated October 21, 2009, between R&R and Optimus is attached hereto as Exhibit 1 and the terms of such agreement are incorporated herein by reference.
On November 10, 2009, Mr. Silverman received 550,000 Shares in exchange for 1,100,000 shares of Steel Vault Corporation (“Steel Vault”) common stock pursuant to the Agreement and Plan of Reorganization, dated September 4, 2009, as amended (the “Agreement”), among the Issuer, Steel Vault and VeriChip Acquisition Corp. (“Merger Sub”), under which Merger Sub merged with and into Steel Vault and Steel Vault continued as the surviving corporation and became a wholly-owned subsidiary of the Issuer (the “Merger”). Mr. Silverman also received stock options to purchase 475,000 Shares in exchange for stock options to purchase 950,000 shares of Steel Vault common stock in connection with the Merger. Mr. Silverman also acquired beneficial ownership over 1,285,000 Shares in exchange for 2,570,000 shares of Steel Vault common stock and a warrant to purchase 54,000 Shares in exchange for a warrant to purchase 108,000 shares of Steel Vault common stock held by Blue Moon Energy Partners, LLC (“Blue Moon”) in connection with the Merger. Mr. Silverman is a manager and controls a member (i.e., R&R) of Blue Moon.
Effective November 10, 2009, Mr. Silverman, entered into a voting agreement (the “Voting Agreement”) with Mr. Caragol, Jared Shaw, R&R and Blue Moon pursuant to which Mr. Silverman has voting control over all the Shares owned by Messrs. Caragol and Shaw and R&R and Blue Moon, and any Shares they acquire, for a total of 9,774,050 (which number includes Shares that could be acquired in the next 60 days upon the exercise of stock options or warrants), in addition to the Shares owned by Mr. Silverman.
On November 12, 2009, Mr. Silverman was granted 1,000,000 Shares of restricted stock under the PositiveID Corporation 2009 Stock Incentive Plan. These restricted Shares will vest according to the following schedule: (i) 50% vest on January 1, 2011; and (ii) 50% vest on January 1, 2012. Mr. Silverman’s rights and interests in the unvested portion of the restricted stock are subject to forfeiture in the event he resigns prior to January 1, 2012 or is terminated for cause prior to January 1, 2012, with said cause being defined as a conviction of a felony or being prevented from providing services to the Issuer as a result of his violation of any law, regulation and/or rule.
William J. Caragol
As of November 9, 2009, Mr. Caragol owned 418,519 Shares and a stock option to purchase 50,000 Shares, which he acquired while serving as an officer of the Issuer. On November 10, 2009, Mr. Caragol received 500,000 Shares in exchange for 1,000,000 shares of Steel Vault and a warrant to purchase 250,000 Shares in exchange for a warrant to purchase 500,000 shares of Steel Vault common stock in connection with the Merger. Mr. Caragol also acquired beneficial ownership over 1,285,000 Shares in exchange for 2,570,000 shares of Steel Vault common stock and a warrant to purchase 54,000 Shares in exchange for a warrant to purchase 108,000 shares of Steel Vault common stock held by Blue Moon in connection with the Merger. Mr. Caragol is a manager and member of Blue Moon.
On November 12, 2009, Mr. Caragol was granted 1,000,000 Shares of restricted stock under the PositiveID Corporation 2009 Stock Incentive Plan. These restricted Shares will vest according to the following schedule: (i) 50% vest on January 1, 2011; and (ii) 50% vest on January 1, 2012. Mr. Caragol’s rights and interests in the unvested portion of the restricted stock are subject to forfeiture in the event he resigns prior to January 1, 2012 or is terminated for cause prior to January 1, 2012, with said cause being defined as a conviction of a felony or being prevented from providing services to the Issuer as a result of his violation of any law, regulation and/or rule.
Item 4. Purpose of Transaction
The following information restates the information previously provided in Item 4.
The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D/A, neither Mr. Silverman, R&R nor Mr. Caragol has any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	73740J 100
Item 5. Interest in Securities of the Issuer
The following information restates the information previously provided in Item 5.
(a)
Scott R. Silverman
Mr. Silverman beneficially owns 12,517,013 Shares, representing 56.3% of the outstanding Shares, which includes 989,975 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.
R&R
R&R beneficially owns 2,655,556 Shares, representing 12.5% of the outstanding Shares.
William J. Caragol
Mr. Caragol beneficially owns 2,142,704 Shares, representing 9.9% of the outstanding Shares, which includes 354,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.
(b)
Scott R. Silverman
Mr. Silverman has sole dispositive power over 2,480,111 Shares, of which 1,141,111 are held directly by Mr. Silverman and 1,339,000 are held by Blue Moon. Mr. Silverman has shared dispositive power over 2,655,556 Shares held directly by R&R, as more specifically discussed below. Mr. Silverman lacks dispositive power over 1,601,853 Shares held directly by Mr. Silverman which are restricted as to transfer until January 1, 2010 (601,852 Shares), January 1, 2011 (500,000 Shares) and January 1, 2012 (500,000 Shares). Mr. Silverman has sole voting power over 2,742,963 Shares held directly and 9,774,050 Shares under the Voting Agreement described in Item 3. “Source and Amount of Funds or Other Consideration.”
R&R
Mr. Silverman and R&R have shared dispositive power over 2,655,556 and lack dispositive power over the 2,700,000 shares borrowed by Optimus pursuant to the terms of the stock loan agreements described in Item 3. “Source and Amount of Funds or Other Consideration.” Optimus does not have voting power over any of such 2,700,000 Shares. R&R lacks voting power over the 2,655,556 Shares, pursuant to the Voting Agreement described in Item 3. “Source and Amount of Funds or Other Consideration.”
William J. Caragol
Mr. Caragol has sole dispositive power over 2,142,704 Shares that he beneficially owns and lacks dispositive power over 1,414,815 Shares, which are restricted as to transfer until January 1, 2010 (414,815 Shares), January 1, 2011 (500,000 Shares) and January 1, 2012 (500,000 Shares). Mr. Caragol lacks voting power over the 2,142,704 Shares that he beneficially owns, pursuant to the Voting Agreement described in Item 3. “Source and Amount of Funds or Other Consideration.”
(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference. No other transactions involving the securities of the Issuer were effected since the last Schedule 13D/A was filed.
(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman, R&R or Mr. Caragol.
(e) Not applicable.

CUSIP No.	73740J 100
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The following information restates the information previously provided in Item 6.
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Silverman, R&R and Mr. Caragol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Silverman, R&R, Mr. Caragol and any other person, with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
The following documents are filed as an exhibit to this Schedule 13D/A:
1. Voting Agreement, dated November 10, 2009, among Scott R. Silverman, William J. Caragol, Jared Shaw, R & R Consulting Partners, LLC and Blue Moon Energy Partners, LLC
2. Joint Filing Agreement, dated November 16, 2009, among Scott R. Silverman, William J. Caragol and R & R Consulting Partners, LLC

CUSIP No.	73740J 100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2009
/s/ Scott R. Silverman
Name:	Scott R. Silverman

/s/ William J. Caragol
Name:	William J. Caragol

R & R CONSULTING PARTNERS, LLC
By:	/s/ Scott R. Silverman
	Name:	Scott R. Silverman
	Title:	Managing Member

CUSIP No.	73740J 100
Exhibit Index

Exhibit No.	Description

Exhibit 1	Voting Agreement, dated November 10, 2009, among Scott R. Silverman, William J. Caragol, Jared Shaw, R & R Consulting Partners, LLC and Blue Moon Energy Partners, LLC

Exhibit 2	Joint Filing Agreement, dated November 16, 2009, among Scott R. Silverman, William J. Caragol and R & R Consulting Partners, LLC